

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

June 26, 2008

By U.S. Mail and facsimile 212-297-1090

Mr. John B. Roche
Chief Financial Officer
Gramercy Capital Corp.
420 Lexington Ave.
New York, NY 10170

Re: Gramercy Capital Corp. ("the company")
         File No.: 001-32248

Dear Mr. Roche:

In your letters dated June 10 and 24, 2008, you requested that the staff waive the requirement to file the S-X 3-09 financial statements of an equity method investee One Madison Avenue ("OMA") in the company's December 31, 2007 Form 10-K. The company sold its entire interest in OMA in August 2007, resulting in a gain on sale of $92 million. Including the gain on sale, OMA would be significant under the S-X 3-09 income test, but would not be significant excluding the gain on sale, and was not significant under any other test for each of the three years ended December 31, 2007.

The staff would not object if the company does not provide the S-X 3-09 financial statements of OMA. The company should ensure that it continues to provides the disclosures required by APB 18, and S-X Rule 4-08(g) or Rule 10-01(b)(1) regarding OMA in its periodic reports.

The staff's conclusion is based solely on the information provided in your letters. Different or additional material facts could result in a different conclusion. If you have any questions concerning this letter, please call me at 202-551-3511.

Sincerely,

Louise M. Dorsey
Associate Chief Accountant